Exhibit 99.1 Press release

WiLAN Partners with Major Japanese Company Funai

OTTAWA, Canada – June 10, 2015 – WiLAN (TSX:WIN) (NASD:WILN), today announced that its wholly-owned subsidiary, Onpa Technologies Inc., has acquired a portfolio of patented microphone technologies from Japanese electronics company, Funai Electric Co. Ltd. (“Funai”).

Funai is a global manufacturer of consumer electronics such as TVs, DVD and Blu-ray recorders/players, as well as printers, and antennas. Funai manufactures products for major brands including Philips, Magnavox, Sanyo, Emerson, and Kodak.

The acquisition of this portfolio aligns with WiLAN’s strategy to license valuable, high quality patents and to help companies and inventors, in diverse markets, unlock the value of their intellectual property.

“The purchase of these patents further diversifies WiLAN’s business, and strengthens our position as a leading licensing partner to global electronics leaders, such as Funai,” said Michael Vladescu, Chief Operating Officer, WiLAN. “Joining Panasonic and Rohm, Funai is the third major Japanese company to partner with WiLAN. We look forward to helping Funai generate a greater return on its investment in technology and innovation.”

“We are pleased to have signed this agreement with WiLAN,” said Mr.Joji Okada, Director & Officer, Funai. “WiLAN’s strong licensing track record, financial stability, and ongoing investment in research and development were important factors in selecting them as our licensing partner.”

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected

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PRESS RELEASE

effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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